Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs to its shareholders and the market in general that, in addition to the Material Fact released on December 28, 2023, the request to delist the Company’s shares traded on Latin American Securities Market (“Latibex”) has been granted, and as of today the Company is no longer listed on it.

The Company’ shares continue to be traded on the B3 S.A. – Brasil, Bolsa, Balcão and on the New York Stock Exchange - NYSE.

São Paulo, February 16, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer